Exhibit 99.1

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Ambow Education Announces First Nine Months and Third
Quarter 2016 Unaudited Financial Results

BEIJING, November 30, 2016 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”), a leading national provider of educational and career enhancement services in China, today announced unaudited financial and operating results for the nine-month and three-month periods ended September 30, 2016.

“We are excited to report a milestone development in our Better Jobs business segment achieved during the third quarter,” commented Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “In September, we entered into a framework agreement with Chongqing University of Arts and Sciences to establish a joint venture (JV) college that offers Internet Application subjects, including Computer Science, Finance, Commerce, Art Design and Big-data Analysis aligned with the Chinese government’s Internet Plus initiative. This JV is our first joint venture college project under our unique Ambow University model. It also marks a significant outcome brought about from the Application-Oriented University Development and Presidents’ Forum hosted by China’s Ministry of Education Science and Technology Development Center earlier this year.”

“Ambow has an extensive, nationwide network of educational resources, including four K-12 schools, delivering services to students in 30 of 31 provinces and autonomous regions in China. Additionally, our training facilities cover 28 provinces and include our innovative career enhancement campus located in the Yangtze River Delta region with over 4,500 beds and 8,000 training desks. It is in this region where we intend to launch our first global community college, in partnership with overseas colleges. With strong corporate relationships, we also provide corporate training services to approximately 5,000 companies annually, and our career enhancement training programs provide extensive job recruiting opportunities. Our nationwide coverage, deep educational experience, and local knowhow all position us well to execute on our commitment to our students to become a life-long learning and career enhancement partner,” added Dr. Huang.

Kia Jing Tan, Chief Financial Officer, added, “Our consistent and disciplined financial control efforts have yielded significant results, reflected by gross profit margin increasing 2.7% to 42.0% for the first nine months of 2016, and by operating expenses decreasing 29.6% year-over-year for the same period, excluding share-based compensation. With strong cash resources of RMB538.7 million in total as of September 30, 2016, and excellent cash flow generation capabilities, we are poised to capture the tremendous growth opportunities ahead of us.”

“We are pleased with the on-going integration of our Company-wide Enterprise Resource Planning (ERP) system and continued enhancements to our Standard Operating Procedure and transparent Vendor Evaluation System. We look forward to completing the ERP migration with all remaining business units by the end of the year and the enhanced operating efficiencies it will bring. In addition, we have integrated Internet of Things (IoT) technology into our facility modernization and development programs. This supports our intelligent classroom concept, boosts resource utilization efficiency and promotes greener energy usage.” concluded Chiao-Ling Hsu, Chief Operating Officer.

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Financial Highlights For The Nine Months Ended September 30, 2016

•	Net revenues were RMB280.9 million, a slight decrease from RMB284.3 million for the first nine months of 2015. The decrease was mainly due to suspension of non-performing business units to solidify the operational base and enhance future growth prospects.

•	Gross profit was RMB118.0 million, a 5.5% increase from RMB111.8 million for the same period of 2015. Gross profit margin was 42.0%, compared with 39.3% for the same period of 2015.

•	Operating expenses were RMB135.2 million, a 43.7% decrease from RMB240.1 million for the same period of 2015. Excluding share-based compensation expenses, operating expenses for the first nine months of 2016 decreased 29.6% year-over-year. The decrease was mainly due to continued cost-saving initiatives and enhanced operating efficiencies achieved through the new ERP system.

•	Loss from continuing operations was RMB18.3 million compared with a loss of RMB177.1 million for the same period of 2015.

•	Net loss attributable to the Company was RMB18.4 million, or RMB0.48 per basic and diluted share, compared with a net loss of RMB121.4 million, or RMB3.36 per basic and diluted share, for the same period of 2015.

Net loss for the nine months ended September 30, 2015 excluded a gain of RMB344.1 million from the disposal of 100% interest in Beijing Jinghan Education and Technology Co., Ltd. and Beijing Jinghan Taihe Education Technology Co., Ltd., and the 64% interest in Ambow Jingxue (Beijing) Technology Co., Ltd. and a one-time RMB56.6 million interest expense of convertible loan discounted amortization.

•	As of September 30, 2016, the Company continued to maintain strong cash resources of RMB538.7 million in total, including cash and cash equivalents of RMB182.9 million, short-term investments of RMB352.3 million, and restricted cash and term deposits of RMB3.5 million.

•	As of September 30, 2016, the Company’s deferred revenue balance was RMB155.8 million, a 34.4% increase from RMB115.9 million as of December 31, 2015. Deferred revenue represents tuition and course fees collected and recognized as revenue proportionally over the period services are provided. The increase was mainly attributable to an increase in tuition and course fees collected in the K-12 business segment with the commencement of a new school year in September 2016.

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Financial Highlights For The Three Months Ended September 30, 2016

•	Net revenues were RMB90.5 million, a 9.4% decrease from RMB99.9 million for the same period of 2015. The decrease was mainly due to suspension of non-performing business units to solidify the operational base and enhance future growth prospects.

•	Gross profit was RMB33.3 million, representing margin of 36.8%, compared with 39.4% for the same period of 2015.

•	Operating expenses were RMB46.3 million, a 37.6% decrease from RMB74.2 million for the same period of 2015. The decrease was largely driven by effective cost control measures and continued expense reduction. Excluding share-based compensation expenses, operating expenses for the third quarter 2016 decreased 23.1% year-over-year.

•	Loss from continuing operations was RMB10.2 million, compared with a loss from continuing operations of RMB37.4 million for the same period of 2015.

•	Net loss attributable to the Company was RMB10.1 million, or RMB0.26 per basic and diluted share, compared with a net loss of RMB37.6 million, or RMB1.00 per basic and diluted share, for the same period of 2015.

Recent Developments

•	Dr. Ping Wu was appointed as a member of the audit committee of the Company on October 30, 2016.

•	On November 22, 2016, the Company held an Annual Meeting of Shareholders to vote on the following proposals which were approved by the majority of the shareholders:

a.	to elect each of Ping Wu and John Robert Parks to serve on the Board of Directors of the Company as Class II directors until the 2019 annual meeting of shareholders of the Company or until their respective successors are duly appointed and qualified; and
b.	to ratify the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditors of the Company for the fiscal year ending December 31, 2016 relating to financial statements prepared in accordance with generally accepted accounting principles in the United States.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.6685 as of September 30, 2016, according to the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter and full year 2016 and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8104

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-6535-0147

Email: ambow@tpg-ir.com

- Tables to Follow -

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AMBOW EDUCATION HOLDING LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)

	As of September 30,		As of December 31,
	2016		2015
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	27,428	182,905	246,303
Restricted cash	352	2,350	2,050
Term deposits	172	1,150	1,150
Short term investments, available for sale	38,492	256,682	103,602
Short term investments, held to maturity	14,339	95,620	151,790
Accounts receivable, net	3,523	23,495	11,278
Amounts due from related parties	275	1,831	1,847
Prepaid and other current assets	23,745	158,341	156,104
Consideration receivable	1,275	8,500	8,500
Total current assets	109,601	730,874	682,624
Non-current assets:
Property and equipment, net	13,355	89,055	94,982
Land use rights, net	285	1,903	1,937
Intangible assets, net	14,522	96,839	103,394
Goodwill	13,001	86,700	85,988
Deferred tax assets, net	4,740	31,606	33,903
Other non-current assets, net	783	5,222	5,097

Total non-current assets	46,686	311,325	325,301

Total assets	156,287	1,042,199	1,007,925

LIABILITIES
Current liabilities:
Short-term borrowings *	-	-	2,300
Deferred revenue *	23,370	155,846	115,886
Accounts payable *	3,935	26,225	28,391
Accrued and other liabilities *	55,907	372,817	367,357
Income taxes payable *	48,598	324,077	317,785
Amounts due to related parties *	1,149	7,662	7,662
Total current liabilities	132,959	886,627	839,381
Non-current liabilities:
Deferred tax liabilities *	3,569	23,798	25,721

Total liabilities	136,528	910,425	865,102

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of September 30, 2016 and December 31, 2015)	-	-	-
Ordinary shares
(US$0.003 par value; 40,000,000 and 40,000,000 shares authorized, 38,610,875 and 38,265,177 shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively)	108	724	717
Additional paid-in capital	517,540	3,451,215	3,445,408
Statutory reserve	12,147	81,005	81,005
Accumulated deficit	(510,882)	(3,406,815)	(3,388,447)
Accumulated other comprehensive income	857	5,716	5,113
Total Ambow Education Holding Ltd.’s equity	19,770	131,845	143,796
Non-controlling interests	(11)	(71)	(973)
Total equity	19,759	131,774	142,823
Total liabilities and equity	156,287	1,042,199	1,007,925

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

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AMBOW EDUCATION HOLDING LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share and per share data)

	For the nine months ended September 30,			For the three months ended September 30,
	2016	2016	2015	2016	2016	2015
	US$	RMB	RMB	US$	RMB	RMB

NET REVENUES
Educational program and services	42,127	280,921	284,316	13,567	90,473	99,856

COST OF REVENUES
Educational program and services	(24,437)	(162,961)	(172,553)	(8,569)	(57,142)	(60,408)

GROSS PROFIT	17,690	117,960	111,763	4,998	33,331	39,448
Operating expenses:
Selling and marketing	(4,595)	(30,642)	(40,693)	(1,409)	(9,397)	(12,193)
General and administrative	(14,678)	(97,880)	(194,918)	(5,104)	(34,038)	(60,784)
Research and development	(860)	(5,732)	(4,536)	(284)	(1,893)	(1,211)
Impairment loss	(140)	(934)	-	(140)	(934)	-
Total operating expenses	(20,273)	(135,188)	(240,147)	(6,937)	(46,262)	(74,188)

OPERATING LOSS	(2,583)	(17,228)	(128,384)	(1,939)	(12,931)	(34,740)

OTHER INCOME (EXPENSES)
Interest income (expense), net	783	5,223	(56,155)	135	901	730
Foreign exchange gain (loss), net	9	63	236	(2)	(14)	1,045
Other income (expense), net	(84)	(559)	2,873	514	3,425	(1,773)
Gain on sale of investment available for sale	217	1,450	-	181	1,204	-
Total other income (expenses)	925	6,177	(53,046)	828	5,516	2
LOSS BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	(1,658)	(11,051)	(181,430)	(1,111)	(7,415)	(34,738)
Income tax benefit (expense)	(1,082)	(7,215)	4,291	(420)	(2,801)	(2,613)

LOSS FROM CONTINUING OPERATIONS	(2,740)	(18,266)	(177,139)	(1,531)	(10,216)	(37,351)
Income from and gain on sale of discontinued operations, net of income tax	-	-	344,099	-	-	-

NET INCOME (LOSS)	(2,740)	(18,266)	166,960	(1,531)	(10,216)	(37,351)
Less: Net income/(loss) attributable to non-controlling interest from continuing operations	15	102	837	(11)	(72)	295
Less: Net income attributable to non-controlling interests on sale of discontinued operations	-	-	11	-	-	-

NET INCOME (LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(2,755)	(18,368)	166,112	(1,520)	(10,144)	(37,646)

Net loss from continuing operations per share- basic and diluted	(0.07)	(0.48)	(4.93)	(0.04)	(0.26)	(1.00)

Net income from discontinued operations per share- basic and diluted	-	-	9.53	-	-	-

Weighted average shares used in calculating basic net income (loss) per share	38,411,480	38,411,480	36,109,151	38,552,702	38,552,702	37,780,846